SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 1, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, November 1, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs the Shareholders that, in accordance with the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 28, 2022 and the Board of Directors meeting dated October 31, 2022, a cash dividend of ARS 4,340,000,000, charged to the year ended on June 30, 2022, equivalent to 541,438059261% of the stock capital with collection right represented by a total of 801,569,067 shares, will be made available to the shareholders as of November 8, 2022, or on the subsequent date resulting from the application of the regulations in the jurisdictions where the Company's shares are listed (“Date of Provision”).

The amount per ordinary share will be (VN$1) ARS 5.41438059261 and the amount per each Global Depositary Share (GDS) wil be ARS 54.1438059261, payable to all shareholders that have such quality as of November 7, 2022, according to the registry led by Caja de Valores S.A.

Payment will be made through Caja de Valores S.A., at its address located at 25 de Mayo 362, City of Buenos Aires, from 10 am to 3 pm.

GDS holders will receive the amounts corresponding to the dividend through The Bank of New York Mellon, depositary of said certificates as of the date resulting from the application of the regulations in force in the jurisdiction where the Company's GDSs are listed.

It is reported that the distribution of dividends has its origin in results accrued in fiscal years beginning prior to January 1, 2018. Consequently, it is made known that the distribution is not subject to the 35% withholding established in section 74 of the Income Tax Law, (T.O. Decree 824/2019 and modifications), since the dividends to be distributed do not exceed the earnings determined based on the application of the general rules of said law

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 1, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets